Exhibit (d)(10)

[REDBACK NETWORKS LETTERHEAD]

January     , 2007

«Name»

«Address»

«City», «State» «Zip»

Re:	Retention Bonus

Dear «First Name»:

As you know, Redback Networks Inc. (the “Company”) has recently been acquired by Telefonaktiebolaget LM Ericsson (publ), a limited liability company under the Swedish Companies Act (collectively with any subsidiaries, “Ericsson”), and the Company is now a subsidiary of Ericsson. We consider your continued contributions essential to the continued success of the business. In order to reinforce and encourage your continued dedication to the Company, we have decided to provide you with a special retention bonus opportunity as described below.

The Company hereby agrees that after this letter agreement (this “Agreement”) has been fully executed, you will be eligible to earn a total cash bonus of $                     (subject to applicable withholding, the “Bonus”) payable as follows, provided that you remain continuously employed by the Company or Ericsson through the applicable payment date: (1) 25% of the Bonus shall be payable on [first anniversary date], and (2) 75% of the Bonus shall be payable on [second anniversary date]

The Bonus shall be payable by the Company on (or as soon as practicable following) the applicable payment date described above.

Nothing contained in this Agreement shall confer upon you any right to continue in the employ of the Company or Ericsson, constitute any contract or agreement of employment, or interfere in any way with the at-will nature of your employment with the Company or Ericsson.

You recognize that this Agreement and the subject matter relating hereto is sensitive and must be kept confidential. Accordingly, you agree that you will keep this Agreement strictly confidential, will not disclose this Agreement or its contents in any way other than as provided herein, and will not make any representation or other communication (orally or in writing) to anyone, for any reason whatsoever, without the express written consent of the Company, unless the disclosure, representation or communication is: (i) compelled by law; (ii) to an attorney and the attorney’s employees or agents and/or your financial advisor and is necessary for the rendition of professional advice to you (the restrictions stated in this paragraph shall automatically apply to your attorney and/or financial advisor and you agree to so advise the attorney and/or financial advisor); or (iii) to your immediate family (the restrictions stated in this paragraph shall automatically apply to the immediate family member and you shall so advise the immediate family member). You agree that in the event of your violation of this paragraph, this Agreement shall become null and void.

This Agreement sets forth our entire understanding and supersedes all prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by any officer, employee or representative of the Company in respect of the subject matter contained herein.

Please sign and date the Agreement where indicated below and return a signed copy of this letter to the Company, which shall then constitute our agreement on this subject.

Sincerely,

REDBACK NETWORKS INC.

By:
[Name and Title]

Understood and agreed,

Date:
«Name»